EXHIBIT 99.1

Supplementary Trust Data or End of Year Amounts

1.	Pool Principal Balance at end of Due Period	$528,449,315.14
2.	Class A Note Principal Balance after all distributions on the Payment Date	$524,570,312.75
3.	Class A Principal Distribution Amount received during the related Due Period	$20,260,765.45
4.	Interest Distribution for the Class A Notes paid on the Payment Date	$588,114.88
5.	Charge-Off Amounts incurred during the related Due Period	$0.00
6.	Total Servicing Fee for Year	$3,169,541